FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of  March, 2003

Commission File Number 001-31335
                                        .
                               AU Optronics Corp.
                 (Translation of registrant's name into English)

                              No. 1 Li-Hsin Road 2
                          Science-Based Industrial Park
                                 Hsinchu, Taiwan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F X                                        Form 40-F
                          ---                                                ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
----

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
----

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the
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jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes .....                             No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable
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


                                INDEX TO EXHIBITS

Item

1. Press release entitled "AU Optronics to show its latest flat panel technologies at the CeBIT Hannover 2003", dated March 10, 2003.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             AU Optronics Corp.

Date: March 12, 2003                         By: /s/ Max Weishun Cheng
     ---------------                             -------------------------------
                                                 Name:  Max Weishun Cheng
                                                 Title: Chief Financial Officer

                                                                         ITEM 1


AU                                                                  News Release
optronics


AU OPTRONICS TO SHOW ITS LATEST FLAT PANEL TECHNOLOGIES AT THE CeBIT
HANNOVER 2003


FOR MORE INFORMATION
--------------------

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632939 ext 3211
Fax: +886-3-5637608

Email: yawenhsiao@auo.com

HsinChu, Taiwan, March 10th, 2003 -

     After a successful show at the FPD Expo 2003 Taiwan, AU Optronics ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) is to attend what is known as the world's largest computer trade show, CeBIT Hannover 2003, starting March 12. In addition to exhibiting its newest technologies in LTPS and PDP, AU Optronics will showcase more than 30 different models of TFT-LCD modules from a full range of sizes. Within a short time frame, the company has aggressively produced a 17 inch LCD TV panel last month and recently has developed the first 26 inch LCD TV panel via G5 technology in Taiwan, again reinforcing AU Optronics' leading position in this industry.

     At the CeBIT Hannover 2003, AU Optronics will exhibit its newest developed technologies spanning a wide-range of panel applications. The company's aggressive TV Display Business Unit, just last month had placed on shown its newest model of 17 inch LCD TV panel and within 2 weeks time, has out done it self with Taiwan's first 26 inch LCD TV panel via G5 Technology. The 26 inch WXGA LCD TV has attractive dimensions of 15:9 and is complete with premium
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MVA technology wide viewing angle (PMVA at 85 degrees for all angles), high colour saturation of more than EBU 100% (NTSC 75%), super high brightness of 600 nits, high contrast ratio (600:1) and fast response time (16ms). Signaling AUO's dedication for larger and larger sized TV application panels.

     The Company's Audio-Video Display Business Unit will be showcasing its latest 1.8 and 1.9 inch Transmissive LCD panels for mobile phone applications. The 1.8" LCD module is equipped with high colour sturation of NTSC 40% and high contrast ratio of 200:1, whilst the 1.9" LCD module is fitted with super high brightness of 230 nits and ultra-thinness of only 2.9 mm - allowing for compact and light mobility for today's needs. Other audio-video panel applications exhibited are for digital camera and digital camcorders, PDA, printer, car navigator, and for aircrafts' multiple audio-visual needs.

     Desktop Display Business Unit will bring forth its latest 19" SXGA TFT-LCD panel, which consists of premium MVA technology wide-viewing-angle (all angles at 85 degrees), high colour saturation of 72% NTSC, high brightness of 250 nits, super fast response time of only 25ms, and high contrast ratio (600:1). Additional to commercial PC monitors, this model can also be utilized in medical and industrial applications.

     Within the Mobile Display Business Unit, the world's only 8.4" SVGA TFT-LCD panel to be integrated with Digitizer will be for view. This latest design is compact with high resolution (SVGA 800 x 600), high colour display of 262k, ultra light weight at 210 g, and it needs minimal power of 3.3W. It is perfectly designed for applications of Tablet PC, e-Book, Industrial PC, Web-Pad, and Mira. Other novel approaches for notebook panel design is their high brightness 15.2" WSXGA and their (0.5 mm) ultra-thin 14" XGA panel.

     Not withstanding AUO's reputation for research and development, their latest technologies in LTPS TFT, 1.5" panel perfected for mobile phone and 3.5" for PDA purposes, is able to minimize costs substantially for the consumers. Reaching higher levels with their latest technologies, AU Optronics has hence transformed one of its 3.5G Fabs for the production of LTPS TFT panels, scheduled for business by the third quarter of this year.

     As a pioneer in this industry, AUO President, Mr. HB Chen, has been asked to represent Taiwan's Flat Panel Industry to speak at the "Taiwan New Tech Driving the E.conomy" conference on March 14th, to give The Overview of Taiwan TFT-LCD Industry.


ABOUT AU OPTRONICS

     AU Optronics Corp., headquartered at Hsinchu, Science-Based Industrial Park, Taiwan, is a world-leading manufacturer of TFT-LCD modules. The company offers a broad range of TFT-LCD products and related services to OEM manufacturers and brand companies.

     Currently AUO operates three 3.5-generation and one fourth-generation TFT-LCD fab. A fifth-generation TFT-LCD fab., currently under trial run and equipment installation, is expected to begin commercial production in the second quarter of 2003. AUO also operates three module assembly facilities, and one R&D fab. specializing in low temperature poly silicon TFT and organic LED.

     In addition to manufacturing and assembly facilities in Taiwan, AUO has global operations in China, Japan, and the United States. The company markets its TFT-LCDs through two business units including Audio Video Displays Applications and Information Displays Applications. The Company had net sales under ROC GAAP of NT$75.5 billion (US$2.15 billion) in 2002.. Website: http://www.auo.com


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